

16013987 ...SION
...,D.C. 20549



| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8- 30977

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1//2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST SECURITIES NORTHWEST, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18824 SE MILDRED STREET
(No. and Street)

MILWAUKIE (City) OREGON (State) 97267 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BEN JOHNSON 503/723-4404
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 112 KING CITY, OREGON 97224
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, BEN JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST SECURITIES NORTHWEST, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title



OFFICIAL STAMP
ALEXANDER V ORLOV
NOTARY PUBLIC - OREGON
COMMISSION NO. 9
MY COMMISSION EXPIRES DECEM


Notary Public



OFFICIAL STAMP
ALEXANDER V ORLOV
NOTARY PUBLIC - OREGON
COMMISSION NO. 934618
MY COMMISSION EXPIRES DECEMBER 15, 2018


This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FIRST SECURITIES NORTHWEST, INC.

Annual Audited Report

December 31, 2015



**DUANE LIEBSWAGER, C.P.A., PC**
**CERTIFIED PUBLIC ACCOUNTANT**
**15405 S.W. 116TH AVENUE**
**SUITE 112**
**KING CITY, OREGON 97224**
**503/624-0940**

# TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A., PC

70

ADDRESS

| 15405 SW 116TH AVENUE, SUITE #112 | KING CITY, | OREGON | 97224 |
|---|---|---|---|
| 71 | 72 | 73 | 74 |
| Number and Street | City | State | Zip Code |

CHECK ONE

- [x] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FDR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

| WORK LOCATION | REPORT DATE MM/DD/YY | DOC. SEQ. NO. | CARD | | | |
|---|---|---|---|---|---|---|
| 50 | 51 | 52 | 53 | | | |

**CONTENTS**


| | PAGE |
|---|---|
| REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT | 2-3 |
| FINANCIAL STATEMENTS | |
| STATEMENT OF FINANCIAL CONDITION | 4 |
| STATEMENT OF INCOME | 5 |
| STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY | 6 |
| STATEMENT OF CASH FLOWS | 7 |
| NOTES TO FINANCIAL STATEMENTS | 8-11 |
| SUPPLEMENTAL INFORMATION | 12 |
| REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON SUPPLEMENTAL INFORMATION | 13 |
| SCHEDULE 1 - COMPUTATION OF NET CAPITAL | 14 |
| SCHEDULE 2 - RECONCILIATION OF COMPUTATION OF NET CAPITAL | 15 |
| INDEPENDENT PUBLIC ACCOUNTANT'S REVIEW OF THE EXEMPTION REPORT | 16 |
| 2015 EXEMPTION REPORT | 17 |

# Duane Liebswager, CPA P.C.
# Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224

Duane G. Liebswager

**Report of Independent Certified Public Accountants**

Board of Directors
First Securities Northwest, Inc.

Report on the Financial Statements

I have audited the accompanying statements of financial condition of First Securities Northwest, Inc. as of December 31, 2015, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on our audit. I conducted my audit in accordance with generallly accepted auditing standards established by The Auditing Standards (United States) and in accordance with the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the



Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975

financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluation of the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of First Securities Northwest, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in The United States of America.



Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 10, 2016

**FIRST SECURITIES NORTHWEST, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2015**

| | 2015 |
|---|---|
| **ASSETS** | |
| Cash | $ 0 |
| Receivables, inventory positions at clearing corporation | 0 |
| Deposits with clearing organizations | 50,019 |
| Furniture, equipment at cost - net of accumulated depreciation of $48,192 | 0 |
| Prepaid expenses | 8,661 |
| Deferred tax benefit | 88,247 |
| TOTAL ASSETS | $146,927 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | |
|---|---|
| Accounts payable and accrued liabilities | $ 6,030 |
| Bank overdraft | 2,534 |
| Payables, inventory positions at clearing corporation | 0 |
| TOTAL LIABILITIES | 8,564 |
| STOCKHOLDER'S EQUITY | |
| Common stock, no par value, 1,000 shares authorized and issued | 11,500 |
| Additional paid-in capital | 489,280 |
| Retained earnings | (362,417) |
| Total stockholder's equity | 138,363 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $146,927 |

See accompanying notes and accountant's audit report.

**FIRST SECURITIES NORTHWEST, INC.**
**STATEMENT OF INCOME**
**For the Year Ended December 31, 2015**

| | 2015 |
|---|---|
| REVENUES | |
| Commissions | $ 59,184 |
| Net dealer inventory and investment gains (losses) | 0 |
| Sale of investment company shares | 198 |
| Interest | 0 |
| Total revenue | 59,382 |
| EXPENSES | |
| Employee compensation and taxes | 47,434 |
| Commissions and floor brokerage | 21,633 |
| Regulatory fees and assessments | 11,707 |
| Communications | 4,424 |
| Occupancy and equipment rents | 9,000 |
| Professional fees | 7,900 |
| Other expenses | 13,279 |
| Depreciation | 0 |
| Total expenses | 115,377 |
| INCOME (LOSS) BEFORE INCOME TAXES | ( 55,995) |
| INCOME TAXES | 0 |
| NET INCOME (LOSS) | ($55,995) |

See accompanying notes and accountant's audit report.

**FIRST SECURITIES NORTHWEST, INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**For the Year Ended December 31, 2015**

| Common Stock | Shares | Amount | Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balance at December 31, 2014 | 1000 | $11,500 | $489,280 | $306,422 | $194,358 |
| Net income (loss) for the year | | | | ( 55,995) | ( 55,995) |
| Paid-in capital for the year | | | | | |
| Balance at December 31, 2015 | 1000 | $11,500 | $489,280 | ($362,417) | $138,363 |

See accompanying notes and accountant's audit report.

**FIRST SECURITIES NORTHWEST, INC.**
**STATEMENT OF CASH FLOWS**
**For the Year Ended December 31, 2015**

| | 2015 |
|---|---|
| **Increase (Decrease) in Cash and Cash Equivalents:** | |
| Cash flows from operating activities: | |
| Cash received from operations | $ 59,382 |
| Cash paid to employees and suppliers | (113,909) |
| Interest received | 0 |
| Interest paid | ( 0) |
| Income taxes (paid) received | ( 150) |
| Net cash provided by operating activities | ( 54,677) |
| Cash flows from financing activities: | |
| Bank overdraft | 2,534 |
| Net cash used by financing activities | 2,534 |
| Net increase in cash and cash equivalents | ( 52,143) |
| Cash and cash equivalents at beginning of year | 52,143 |
| Cash and cash equivalents at end of year | $ 0 |

| **Reconciliation of net income to net cash provided by operating activities:** | |
|---|---|
| Net income (loss) | ($55,995) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Amortization and depreciation | 0 |
| Change in assets and liabilities: | |
| Receivables and deposits withdrawals with clearing organizations | 0 |
| Deferred tax benefits, prepaid expenses | 1,110 |
| Accounts payable | 208 |
| Total adjustments | 1,318 |
| Net cash used in operating activities | ($54,677) |

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountant's audit report.

**FIRST SECURITIES NORTHWEST, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2015**

## NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review - Management has evaluated subsequent events through February 10, 2016, the date on which the financial statements were available to be issued.

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Southwest Securities. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and related revenue are recorded on a trade date basis, as if they had settled.

2. Securities Valuation

Marketable securities owned are stated at market value with changes in value reflected currently in the results of operations for the year.

3. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

4. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

5. Income Taxes

Effective January 1996, the Company elected to be taxed as a "C" Corporation. Deferred tax benefits are recognized for operating losses that are available to offset future federal and state income taxes.

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2012, generally for three years after they were filed.

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to seven years. Depreciation expense amounted to 0 for calendar year ending December 31, 2015.

**NOTE B - LEASES**

The Company is currently on a month to month lease for its current location with a thirty day written notice to terminate.

Lease expense amounted to $9,000 for the calendar year ending 2015.

**NOTE C - COMMON STOCK**

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 1,000 shares of no par value common stock, all of which are outstanding at December 31, 2015.

**FIRST SECURITIES NORTHWEST, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2015**

**NOTE D - NET CAPITAL REQUIREMENTS**

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net Capital" as those terms are defined by the rule. At December 31, 2015, the Company's net capital and required net capital, as defined, were $41,455 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was .207 to 1.

**NOTE E - INCOME TAXES**

Components

The provisions for income taxes consist of the following components:

| | |
|---|---|
| Current | $ 0 |
| Deferred benefit, (Expense) | 0 |
| | $ 0 |

The Company has a Federal net operating loss carryforward of $366,884 and a state loss of $473,201 that may be offset against future taxable income. If not used, the carryforwards will begin to expire in the year 2028. The tax rates used to calculate the deferred tax benefit was 15% for federal and 6.6% for the state.

The Company recognized a valuation allowance of approximately $12,000 representing the 2015 tax loss.

**NOTE F - CONCENTRATION OF CREDIT RISK**

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2015 the Company's uninsured cash balance was $.00.

## NOTE G - COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

# Duane Liebswager, CPA P.C.
# Certified Public Accountant

*15405 SW 116th Avenue, Suite 112*
*King City, OR 97224*

*Duane G. Liebswager*

Report of Independent Certified Public Accountant
on Supplemental Information Required by SEC Rule 17a-5

Board of Directors
FIRST SECURITIES NORTHWEST, INC.

I have audited the financial statements of First Securities Northwest, Inc. for the year ended December 31, 2015 and have issued our report dated February 10, 2016, which contained an unmodified opinion on those financial statements. My audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2, required by Rule 17a-5 under the Securities and Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1 and 2 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America and PCAOB. In my opinion the information in Schedules 1 and 2 is fairly stated in all material respects in relation to the financial statements as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 10, 2016



*Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975*

**FIRST SECURITIES NORTHWEST, INC.**
**SCHEDULE 1**

**FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION**

COMPUTATION OF NET CAPITAL
For Year Ended December 31, 2015

| | **2015** |
|---|---|
| Stockholder's equity from statement of financial condition | $138,363 |
| Deduct equity not allowable for net capital | 0 |
| Stockholder's equity qualified for net capital | 138,363 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Prepaid expenses & deferred tax benefit | ( 96,908) |
| Net Capital before haircuts | 41,455 |
| Haircut on other securities | 0 |
| Net Capital | $ 41,455 |
| Computation of net capital requirement | |
| Minimum net capital required | $ 571 |
| Minimum dollar net capital requirement | $ 5,000 |
| Excess net capital | $ 36,455 |
| Excess net capital at 1000% | $ 40,599 |
| Aggregate Indebtedness | |
| Items included from statement of financial condition: | |
| Accounts payable and accrued liabilities | $ 8,564 |
| Total aggregate indebtedness | $ 8,564 |
| Ratio: Aggregate indebtedness to net capital | .207 to 1. |

**FIRST SECURITIES NORTHWEST, INC.**
**SCHEDULE 2**

**FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT - PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION**

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Year Ended December 31, 2015

| | **2015** |
|---|---|
| NET CAPITAL | |
| Net capital as of December 31, per unaudited report filed by respondent | $ 41,455 |
| Adjustments | |
| Effect on net income for adjustments | |
| Rounding | 0 |
| Net capital at December 31, as adjusted | $ 41,455 |
| AGGREGATE INDEBTEDNESS | |
| Total aggregate indebtedness as of December 31, per unaudited report filed by respondent | $ 6,031 |
| Reclassification bank overdraft | 2,533 |
| Rounding | 0 |
| Total aggregate indebtedness as of December 31, as adjusted | $ 8,564 |

# Duane Liebswager, CPA P.C.
# Certified Public Accountant

*15405 SW 116th Avenue, Suite 112*
*King City, OR 97224*

*Duane G. Liebswager*


Report of Independent Registered Public Accounting Firm-Exemption Report Review

To the Board of Directors and Shareholders
of First Securities Northwest, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) First Securities Northwest, Inc. indentified the following provisions of 17 C.F.R. #240.15c3-3 under the provision (k)(2)(ii) "Customer protection-Reserves and Custody of Securities" and (2) Broker Dealer stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. First Securities Northwest, Inc's. management is responsible for compliance with the exemption provisions and it's statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Broker Dealer's compliance with the exemption provisions. A review is substantially less in scope than an examination. The objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated. In all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Oregon



Duane Liebswager, C.P.A., PC

February 10, 2016



*Phone 503/624-0940 ~ FAX 503/684-8104 ~ Oregon Watts 1/800/338-7975*



**First Securities Northwest**

*Investment Bankers • Stocks & Bonds*

*18824 SE Mildred St.*
*Milwaukie, OR 97267*
*(503) 723-4404*

2015 Exemption Report

SEC Rule 15C3-3

First Securities Northwest, during calendar year 2015 claimed an exemption to SEC Rule 15c3-3. First Securities Northwest met the following criteria, without exception, for the entire year 2015 under section (k) of the rule:

First Securities Northwest is not a clearing firm. Carries no margin accounts, promptly transmits all customer funds, does not receive customer securities, does not otherwise hold funds or securities for, or owe money to customers and effectuates all financial transactions between the broker/dealer and its customers through Hilltop Securities Inc.

The internal control over compliance of the broker or dealer was effective during the most recent fiscal year.

The internal control over compliance of the broker or dealer was effective as of the end of the year.

The broker or dealer was in compliance with 17 C.F.R.240.15c3-1(the net capital rule) and 240.15c3-3(e) (the reserve requirements rule) as of the end of the most recent fiscal year; and

The information the broker or dealer used to state whether it was in compliance with the net capital rule and reserve requirements rule was derived from the books and records of the broker or dealer.

I certify that the above statement is true and accurate to the best of my knowledge.

President/Principal